(212) 701-3000

August 2, 2006

Jill S. Davis

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Avenue, N.W.

Washington, D.C. 20549-0405

Re:	Energy Partners, Ltd.
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Filed May 9, 2006
Response Letter Dated July 12, 2006
File No. 1-16179

Dear Ms. Davis:

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated July 24, 2006 regarding your comment to the Company’s Form 10-K for the year ended December 31, 2005. The Company has carefully considered your comment, and at the request and on behalf of the Company we respectfully provide the response and supplemental information below. For your convenience, we have reproduced the comment from your letter immediately before the Company’s response.

Comment

We note your response to prior comment one indicating that the reduction in proved reserve quantities did not impact the fair value of your properties as a result of a combination

Ms. Jill S. Davis

August 2, 2006

of additional proved reserve discoveries on the property and increase in gas prices as of year end. We also note the net downward revisions to proved reserves appear to result in a 47.4% (4,045 Mboe divided by 8,533 Mboe) reduction of the original estimated proved reserves attributed to the Louisiana property at the time it was acquired. Please address each of the following in detail.

•	Explain to us in greater detail why you believe the long-term natural gas price assumptions used to determine fair value substantially increased from the date of acquisition to year end. We understand that natural gas prices have been volatile based on historical Henry Hub price volatility and price data regression trends, and that there was a significant increase in price at year end with a corresponding decrease in natural gas prices immediately after year end.

Response:

The long-term commodity prices used in our fiscal year end impairment test for both crude oil and natural gas, as appropriate, were management’s best estimate based on expectations at the time the test was conducted. We prepared our impairment calculations at the end of January 2006 using then current New York Mercantile Exchange (NYMEX) strip prices adjusted for basis and quality differentials. The test was performed based on the forward commodity price outlook for the following three years then held flat through the end of the field’s productive life. Consideration is given, when preparing the estimate, for any long term commitments that may set prices at a point below the market; however, we do not have any agreements of this nature in place. It is important to note that the underlying prices used to determine the purchase price we paid to acquire the assets were a blend of the prices used by the lead bank in our credit facility and NYMEX prices at the time we contracted to purchase the assets for the periods in which the future production was anticipated to occur from the assets acquired. As a result of the blended price, the resulting acquisition price and resulting book value of the assets were significantly lower than the value that the then current market prices would have yielded. So, while the commodity price market itself may not have moved significantly, the prices used in the impairment test were significantly higher and the resulting effect of the sustained prices at year end provided for higher cash flows than the acquisition date projection.

Regarding the comment that there was a significant increase in natural gas prices at year end with a corresponding decrease in prices immediately after year end, we agree in so far as it relates to current month pricing. However, the forward NYMEX natural gas price curve over the estimated productive lives of the properties acquired remained largely unchanged. (See attached graphs which may better illustrate the data points).

Ms. Jill S. Davis

August 2, 2006

•	Explain whether or not your fair value model addressed the impact of short-term and long-term trends on spot prices. We would expect your response to substantially clarify and demonstrate that the assumptions underlying your long-term natural gas price applied in estimating future cash flows are reasonable and supportable, and clarifies how you evaluate asset impairment in light of price fluctuations in a manner consistent with your long-term pricing assumptions.

Response:

Our fair value model addresses the impact of short-term and long-term trends on crude oil and natural gas spot prices by using the future prices, based on the forward NYMEX price curve in effect at the time of the calculation, applied to production over the period in which it is expected to occur, which we believe to be reasonable, supportable and consistent with our practices.

•	Tell us whether or not you considered the decrease in natural gas prices, occurring immediately after year end an impairment indicator requiring the evaluation of your south Louisiana properties for impairment. Compare and contrast your conclusions in this regard to your conclusions regarding price increases which were present as of year end.

Response:

Our impairment calculation did take into account the decrease in natural gas prices that occurred immediately after year end. We prepared our impairment calculations at the end of January 2006 using then current NYMEX strip prices; as such, our impairment test reflected the forward NYMEX price curve for both crude oil and natural gas at that time, which was subsequent to the fall in natural gas prices.

•	Reconcile the amount of additional reserve discoveries of 1,447 Mboe indicated in your most recent response to the amount indicated in your response letter dated June 16, 2006 indicating the reserve additions were 1,306 Mboe.

Response:

These numbers relate to reserves in two different areas of operation (onshore Louisiana and offshore Gulf of Mexico).

The 1,447 Mboe in our letter dated July 12, 2006 refers to extensions and discoveries from exploratory drilling on our onshore Louisiana properties. This volume is a subset of the 5,163 Mboe of total extensions and discoveries

Ms. Jill S. Davis

August 2, 2006

from all of our properties as reported in our Form 10-K on page 62. The balance of the 5,163 Mboe relates to reserve additions on our offshore Gulf of Mexico properties from extensions and discoveries. We referred to the onshore Louisiana additions as it is a relevant indicator of items that offset the decrease in fair value caused by the reserve revisions.

The 1,306 Mboe that is computed from the text of our Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations as reprinted in the June 16, 2006 letter relates to offshore Gulf of Mexico reserve revisions, not additions. It is determined by subtracting the 5,351 Mboe of negative revisions attributable to our onshore Louisiana properties from the total net negative revisions of 4,045 from all of our properties, representing 1,306 Mboe of positive revisions from our offshore properties.

If you have any questions about the Company’s response to your comment or require further explanation, please do not hesitate to telephone me at (212) 701-3323.

Sincerely,

/s/ John Schuster John Schuster

Jill S. Davis

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Avenue, N.W.

Washington, D.C. 20549-0405

cc:	Jonathan Duersch
Joseph H. LeBlanc, Jr.
John H. Peper
Dina M. Bracci

Natural Gas Forwad Curve

as of 11/24/04, 12/30/05 and 01/27/06

Crude Oil Forwad Curve

as of 11/24/04, 12/30/05 and 01/27/06